INVEST IN **MOBCRAFT BEER**

# We turn ideas into beer, and are expanding our brewery to include more taprooms





## Highlights

1. 🍻 Uniquely successful craft beer taproom model generating over $400k profit annually.
2. 🍻 90,000+ annual visitors at MobCraft's Milwaukee location.
3. 🍻 Grew 17% at wholesale during 2020 pandemic.
4. 🍻 Prolific (300+ beers) and multi-award winning brewery.

4. 🍻 Prolific (300+ beers) and multi-award winning brewery.

5. 🍻 Robust plan in place to expand retail locations, centralize expenses, & minimize inefficiencies.
6. 🍻 Unique crowdsourcing concept engages customers and creates a fast-growing base of lifelong fans.
7. 🍻 Craft beer market growing at 14.1% CAGR.
8. 🍻 Next steps: regional expansion to 3 new locations.

## Our Team



### Henry Schwartz

Entrepreneur from age 15, Schwartz owned Board to Death Skate Shop until starting college to study Entrepreneurship & Spanish. A world traveler who likes to bring innovative ideas to life, he was named 2017 SBA Young Entrepreneur of the Year.

Passion and Enjoyment. I love making things and experiencing the wide array of flavors that can be combined to make alcoholic beverages. Beer brings people together. So many memories laughs, and great times happen over a beer and that enjoyment is great to see in customers' eyes. When passion and enjoyment are fulfilled the world is a better place.



### Andrew Gierczak

Microbiologist/Entrepreneur specializing in industrial yeast fermentation, with a passion for ecology, mycology and sustainability.



### Julia Herz

Before consulting, Herz was the Craft Beer Program Director for the Brewers Association and Publisher of CraftBeer.com. She specializes in cause-based marketing, including the new Gray For Good – For All Womanhood campaign. She also loves beer.



### Tera Johnson

Tera Johnson is a serial entrepreneur, founder of teraswhey® and host of the Edible-Alpha® podcast. Her mission is to create the next generation of environmentally and economically resilient food and farming businesses.



### Ryan Doolan

CPG brand builder with 15 years experience spanning the manufacturing, agency, retail and distribution. Joined in 2020 with the goal of bringing great beer to great people! Craft beer enthusiast and avid backpacker, kayaker and all things outdoors.



### Kayla Thomas

Beer nerd with a heart for organization and communication and a background in design and IT. "Beer offers a common ground for people to come together and I am happy to play a roll."



### Marissa Salerno

Taproom manager in the service industry for over 20 years. Heavily focused on providing excellent customer service, promoting teamwork, and creating a standardized workplace.



### Sarah Halstead

Details and spreadsheets. 14 years of professional experience across Finance, HR, Operations, and IT for companies from 4 to 300,000 people. Able to understand the impact on employees and financials when faced with business changes or challenges.



### Samantha Mack

Designer and illustrator with eight years experience and a passion for branding, package design, and delicious beer.



### Adam Thomas

Eight years of wild/sour production with 3 Great American Beer Festival medals and a Festival of Wood and Barrel-Aged Beer Gold

## Why MobCraft?


Successful Wisconsin Brewery Stands Out
with Business Acumen + Award-Winning Beer

Running a profitable craft brewery is difficult. In an industry full of brewers who

don't know business and business people who don't know beer, MobCraft is the rare exception: a profitable craft brewery with a solid business plan run by talented, passionate brewers and an innovative crowdsourced brew schedule.


MOB ★ CRAFT
We Turn Ideas Into Beer
BATSHIT CRAZY
LOW pHunk SOUR ALE
SOUR GOLDEN ALE
FOBAB

## Running a Profitable Brewery is Difficult...

Despite a 5x increase in craft breweries across America in the last decade, many never achieve profitability. Small breweries don't have economies of scale. They're expensive to operate, and often face significant competition. For many breweries, the 2020 pandemic was an insurmountable hurdle to survival.


Small breweries don't have economies of scale and in general they are very expensive to operate.
• Labor per volume output is low
• Raw materials purchasing power is low
• Professional services and administrative labor are high
• Retail rent is paid for manufacturing space
• Systems and procedures are built for small teams
• Capital equipment is not used to capacity
• Cost per content production is high
• Software and subscriptions are expensive
• Every new process has to be learned

## MobCraft is Brewing Big Plans to Expand Our Proven Model

With 8 years of running a profitable brewery under our belt, we've cracked the code to a successful craft brewery model, and now we're ready to expand and replicate our success in new locations.


TURNING IDEAS


HOT WORT
COOL WORT
MOB CRAFT
OR
CO2
OR
INTO BEER


The MobCraft Model
We will expand retail locations, minimize inefficiencies, centralize expenses, grow DTC.
• Purchase/lease failed unique locations
• Replicate our retail systems in new locations
• Centralize purchasing
• Centralize core beer production and transfer products between plants
• Centralize administrative labor costs
• Expand direct to consumer shipping states


Huge e-Commerce Market Opportunity
Recent law changes allow us to now ship to 20 new states


MOB CRAFT
As Seen on Shark Tank...

This isn't MobCraft's first time in the limelight. You may have seen us on SharkTank in 2016, when 5.3 million viewers tuned in to see MobCraft's founder take to the stage on Shark Tank season 7, episode 21.


MOB CRAFT




Craft Beer Market is Poised
to Grow at 14.1% CAGR

Overall beer consumption is down, but the demand for high-quality craft beer continues to rise, thanks to a growing generation of millennial craft beer aficionados. MobCraft hosts a steady stream of 90,000 beer lovers each year—in non-pandemic times, anyway—to our destination taproom in Milwaukee.


Market
People Want
Good Beer.
Despite an overall decrease in beer drinking, craft beer consumption is up and is a growing share of the market.
U.S. BEER SALES VOLUME GROWTH 2019
OVERALL BEER -1.6%
191,249,000 BBLS
3.6% CRAFT
26,086,145 BBLS
1.8% IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET $116.0 BILLION
CRAFT BEER MARKET $29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT 13.6% SHARE (26,086,145 BBLS)
IMPORT 19.0% SHARE (36,271,786 BBLS)
OTHER DOMESTIC 67.4% SHARE (128,890,657 BBLS)

*2019 (pre-pandemic) numbers shown here intentionally to be representative of actual growth.


Stellar Team Rose Against
the 2020 Odds

Pushing through the odds of a global pandemic, MobCraft pivoted successfully to e-commerce, virtual events, and executed wholesale chain programming to sustain minimal losses in 2020. We're on track for $2.4 million in sales by the end of 2021 (not guaranteed).


Total Sales
*15 month Covid-19 shutdown
Projected
$2,000,000
$1,500,000
$1,000,000
$500,000
- YTD



2016
2017
2018
2019
2020
2021
Forward-looking projections cannot be guaranteed.

Forward-looking projections cannot be guaranteed.



Rapid Ideation is at the Core of MobCraft...

We're no strangers to crowdsourcing. In fact, it's an important component of the MobCraft mission, and partly why our beers are so popular. By brewing the winning flavors our customers suggest and pushing the limits of beer, we've released over 300 innovative new beers keeping our taproom and e-commerce platform busy



Flavors
Crowdsourced recipes
300 Different beers
Innovation
MOB★CRAFT
CROWDSOURCED VOTE
February 2021
MANGO MALASADA IPA
VS
FUNKY FLING
LIMONATA LOVE
VS
SOUR SANGRIA
SUMMER IN PARADISE
VS
LAVE LEMON BLUES
TURTLE BOCK
VS
LOST IN THE BLACK FOREST



...And Continuous Innovation Sets MobCraft Apart

Giving people a stake in the brewing process has created a direct emotional connection between MobCraft and our growing base of consumers and fans. A unique agility and innovation in face of the fast-changing consumer demands gives MobCraft an edge we've capitalized on with passion and market knowledge.



Why MobCraft?
Crowdsourced
Innovative brews
High margin revenue
New revenue streams

## 5x Award-Winning Beer and Brewery

Bat Sh*t Crazy...Hop Goes the Grapefruit ...Vanilla Wafer Porter. Just another day, another award-winning MobCraft beer. We're proud of our unique brews, and the craft beer industry has taken notice. We continue to win industry accolades like Top New Brewery and Gold & Silver from the Great American Beer Festival.



Accolades
• Great American Beer Festival Silver
• Great American Beer Festival Gold
• Festival of Wood and Barrel Aged Beers Gold
• The 10 Coolest Places in America to Drink Craft Beer
• Top New Brewery of the Year
BATSHIT CRAZY
LOW pHunk SOUR ALE
SOUR GOLDEN ALE
FOBAB
ratebeer
BEST
MEN'S JOURNAL

## Growing MobCraft's D2C Channels

With existing infrastructure and a stellar team in place, MobCraft is ready to meet our near-future goals: expanding our profitable D2C channels by launching 3 more taprooms, increasing production, an e-commerce platform overhaul, and continual refinement to our brewing and distribution processes.



Expanding Our Most-Profitable D2C Channel: the Taproom
Our taproom does good business.
With traditional retail distribution, we make $0.50 per pint.
In our taproom, we make $4.37 per pint.
Retail: $0.50/pint
Taproom: $4.37/pint

## Breaking New Ground In Cities That Love Us

Since our founding, we've brewed ideas from across the U.S., with our highest density of purchases and crowdsourced submissions coming from WI, Northern

IL, and CO. These are natural destinations for our taproom expansions into new markets: MobCraft Denver, MobCraft Waterford (WI), and MobCraft Woodstock (IL).


Business Model
Build Individual retail locations replicating what has worked at our Milwaukee location.
Bring our style, look, and feel to areas with demand.
Determine locations through ecommerce purchase data.
2018-19 Average MKE Taproom P&L
Taproom Revenue ............$1.1M
COGS ................................$220K
Expenses .........................$460K
Profit ..............................$410K

Note: these financials have not been reviewed by an independent CPA


Timeline for Expansion
Winter 2021
Spring 2022
Spring 2023
MobCraft Denver
MobCraft Waterford
MobCraft Woodstock
Forward-looking projections cannot be guaranteed.

Forward-looking projections cannot be guaranteed.

## More Than Just a Business

Our amazing team works hard to keep the brewery innovative and agile in responding to market demands and creating new revenue streams. But anyone on the MobCraft team will tell you our mission is about more than just beer: it's about facilitating the community connections that happen over a shared pint.


The People of MobCraft



## Why Invest Now?

Succeeding in the craft beer industry is no easy feat, requiring both an understanding of business and beer. It's the rare brewery that has mastered both, but after 8+ years of brewing delightfully weird beers, we think MobCraft's success speaks for itself.


Total Sales by Wholesalers
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$0.00
Total Sales by Wholesalers
2017
2018
2019
2020
Year

Now, you're invited to join us and become a member of the MobCraft family today!


5 Year Revenue Projections
$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
-
2020
2021
2022
2023
2024
2025
Forward-looking projections cannot be guaranteed.

Forward-looking projections cannot be guaranteed.

## Perks

Being a MobCraft part-owner comes with some beerlicious perks. Here's a 4-1-1:

## Shareholder Perks

### $250 Investment Level

**Craft our next seasonal brand.** Let's make a beer baby! Not just an idea for a one-off beer... let's make a beer that is going to stick around a while. Together we'll evaluate the market, see what's missing in the MobCraft brand portfolio, then design a beer from grain to can. You'll be able to be part of the brew, the initial release, and every time you see this beer on the shelves, know you helped pull it off!

+ a little shareholder **enamel pin**

### $500 Investment Level

Custom MobCraft Shareholder **Work Shirt** or **Sweatshirt**

+ previous levels' perks

### $1,000 Investment Level

**Mug Club Member for life.** Join the ranks of our mug club members at the location of your choice for the rest of your days! Get discounts at the taproom, join us on member outings, and member parties.

+ previous levels' perks

### $2,500 Investment Level

**Investor Gold Card**. Enjoy **15% off** your bill forever at all locations. You're a card-carrying member! You'll literally get a gold card to carry with you and flash every time you visit!

+ previous levels' perks

### $5,000 Investment Level

**Private party** for 30 or **beer dinner** for 15 hosted at any location.

+ previous levels' perks

### $10,000 Investment Level

**All the clubs!** All Locations. Permanent Mug Club member status at all locations, lifetime membership to our Sour Society, and future rare and barrel-aged clubs we come up with

+ previous levels' perks

### $25,000 Investment Level

Choose **one** High-Level Perk below

+ previous levels' perks

### $50,000 Investment Level

Choose **one additional** High-Level Perk (2 total)

+ previous levels' perks

### $100,000 Investment Level

Choose **two additional** High-Level Perks (4 total)
+ previous levels' perks

## High-Level Investment Perks

### Charity Beer

Let's partner up with a charity of your choice to brew a fundraiser beer. You pick the charity, we put our heads together to maximize the experience and donation impact. As an example, we partnered up with MKE Black and brewed a batch of ***Black is Beautiful***, we hosted VIP guests at the brewery for brew day, and had a killer launch party and all profits from the batch benefited the MKE Black Organization.

### Custom Beer

Your idea for a beer and we'll make a whole big batch of it whether it's celebrating a milestone, a big win, or just your face on a can. We will take your idea and turn it into a beer. (As long as we don't break any laws)

### Host a Big Event

We can host you in our brewhouse or any future location for the event of your choice. Whether you want to hold an award ceremony, have a wedding, host a fundraiser, or a silent auction we will be your gracious host!



INVEST IN MOBCRAFT
Own part of this brewery;
our success is your success.
BUY IN STARTS AT: $250
Learn about investing in our expansions at: MOBCRAFTBEER.COM/INVEST

## Downloads

MobCraft Master Investor Deck.pdf